
07022764


ESSILOR

COMMUNIQUE


THOMSON
FINANCIAL

Chiffre d'affaires du 1er trimestre 2007
Une croissance hors change de 11 %

Charenton-le-Pont (18 avril 2007 - 6h30) -- Au 31 mars, le chiffre d'affaires consolidé d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

En millions d'euros	**1er trimestre 2007**	1er trimestre 2006	Variation publiée	Croissance organique
Chiffre d'affaires consolidé	**735,6**	692,8	+ 6,2 %	+ 8,1 %
Europe	***334,5***	*300,0*	*+ 11,5 %*	*+ 8,6 %*
Amérique du Nord	***311,7***	*309,1*	*+ 0,9 %*	*+ 6,7 %*
Asie Océanie	***65,3***	*60,3*	*+ 8,3 %*	*+ 12,8 %*
Amérique latine	***24,1***	*23,4*	*+ 2,9 %*	*+ 8,4 %*

Au 1er trimestre 2007, le chiffre d'affaires consolidé d'Essilor atteint 735,6 millions d'euros. Il est en augmentation de 6,2 % dont 8,1 % en base homogène, 2,9 % en périmètre et - 4,9 % en effet de change.

En croissance organique, les ventes consolidées progressent de 8,1 %, un chiffre élevé compte tenu, notamment, d'une forte base de comparaison avec le 1er trimestre 2006 (croissance organique : + 11,5 %).

Pour Essilor, le début de l'exercice 2007 est marqué par une activité importante et un renforcement de ses positions dans les principales régions du groupe, notamment en Europe et en Asie.

Les nouveaux produits, dont Varilux Physio® lancé en 2006 ont fortement contribué à la bonne marche du groupe. Les verres antireflet, dans le sillage du nouveau Crizal® Alizé® AST™ (traitement antistatique), ainsi que les verres photochromiques ont également été très dynamiques. Début 2007, le groupe a lancé Anateo™/Accolade™, un verre progressif pour le deuxième réseau.

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ESSILOR

L'effet de périmètre (+ 2,9 %) recouvre les acquisitions réalisées courant 2006 et au début de cette année dont la société Novacel en France et deux laboratoires de prescription aux Etats-Unis.

L'effet de change est négatif de 4,9 % en raison de la montée de l'euro contre la plupart des monnaies, principalement contre le dollar américain et le yen japonais, entre le 1er trimestre 2006 et le 1er trimestre 2007.

Une conférence téléphonique aura lieu ce jour à 9 heures.
Le numéro à composer est : 01 72 28 01 40
Elle sera retransmise en différé et accessible sur Internet par le lien suivant :
http://hosting.3sens.com/Essilor/20070418-114CAAE4/fr

Prochain rendez-vous :
Le chiffre d'affaires du 1er semestre 2007 sera publié le 12 juillet 2007.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 16 sites de production, de ses 244 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.
L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.
Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél. : 01 49 77 42 16

www.essilor.com



NEWS RELEASE

First Quarter Revenue Up 11%
At Constant Exchange Rates

Charenton-le-Pont, France (April 18, 2007 – 6:30 A.M.) -- Essilor, the world leader in ophthalmic optics, today announced its consolidated revenue for the three months ended March 31, 2007:

€ millions	**1st quarter 2007**	1st quarter 2006	% change as reported	Like-for-like growth
Consolidated revenue	**735.6**	692.8	6.2%	8.1%
Europe	***334.5***	*300.0*	*11.5%*	*8.6%*
North America	***311.7***	*309.1*	*0.9%*	*6.7%*
Asia-Pacific	***65.3***	*60.3*	*8.3%*	*12.8%*
Latin America	***24.1***	*23.4*	*2.9%*	*8.4%*

Consolidated revenue for the first three months of 2007 amounted to €735.6 million, up 6.2% as reported and 8.1% like-for-like. Changes in the scope of consolidation accounted for 2.9% of growth, while the currency effect was a negative 4.9%.

The 8.1% like-for-like gain was particularly robust given the high basis of comparison with first-quarter 2006, when revenue rose 11.5% like-for-like.

For Essilor, early 2007 was shaped by strong demand and an improvement in the Company's positions in its leading regional markets, especially Europe and Asia.
New products, such as the Varilux Physio® introduced in 2006, made a major contribution to business performance for the period. Strong growth was also reported in anti-reflective lenses, led by the new Crizal® Alizé® with AST™ antistatic coating, and in variable-tint lenses. In early 2007, the Company introduced Anateo™/Accolade™, a progressive lens for the second distribution network.



Changes in the scope of consolidation, which added 2.9 points to reported growth, concerned the companies acquired in 2006 and early 2007, such as Novacel in France and two prescription laboratories in the United States.

The negative 4.9% currency effect reflected the appreciation of the euro against the dollar, the yen and most other currencies between first-quarter 2006 and first-quarter 2007.

A conference call will be held today at 10:00 a.m., Paris time.
The number to dial is: +44 (0)161 601 89 20
The conference will be available for later listening at:
http://hosting.3sens.com/Essilor/20070418-114CAAE4/en

Next financial announcement
First-half 2007 revenue: July 12, 2007

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 16 production sites, 244 lens finishing laboratories and local distribution networks.
The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index.
Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP.

Investor Relations and Financial Communications
Véronique Gillet
Phone: +33 (0) 1 49 77 42 16
www.essilor.com

END